                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(MARK ONE):

[X} ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 [NO FEE REQUIRED]

                   For the fiscal year ended December 31, 1997

                                       or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [NO FEE REQUIRED]

           For the transition period from ____________ to ___________

                        Commission File Number: 000-26732



A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Gadzooks, Inc. Employees' Savings Plan.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Gadzooks, Inc., 4121 International Parkway, Carrollton, Texas 75007.

                     GADZOOKS, INC. EMPLOYEES' SAVINGS PLAN


                                      Index

                                                                               Page
                                                                             ---------
Independent Auditors' Report                                                       1

Financial Statements:

     Statements of Net Assets Available for Benefits                               2

     Statements of Changes in Net Assets Available for Benefits                    3

     Notes to Financial Statements                                            4 - 15

Supplemental Schedules:

     Schedule of Assets Held for Investment Purposes                              16

     Schedule of Reportable Transactions                                          17

                  [TRAVIS, WOLFF & COMPANY L.L.P. LETTERHEAD]


                          INDEPENDENT AUDITORS' REPORT


Administrative Committee
Gadzooks, Inc. Employees' Savings Plan
Dallas, Texas

We have audited the accompanying statements of net assets available for benefits of Gadzooks, Inc. Employees' Savings Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ TRAVIS, WOLFF & COMPANY, L.L.P.

June 16, 1998
Dallas, Texas

                     GADZOOKS, INC. EMPLOYEES' SAVINGS PLAN

                 Statements of Net Assets Available for Benefits
                           December 31, 1997 and 1996


                                                  1997           1996
                                               ----------     ----------
Assets

     Investments in marketable securities,
           at fair value (Note 3)              $1,337,041     $  731,007

Liabilities

     Excess contributions payable (Note 4)
           to participating employees              10,960         33,172
                                               ----------     ----------

Net assets available for benefits              $1,326,081     $  697,835
                                               ==========     ==========

The accompanying notes are an integral part of the financial statements.

                     GADZOOKS, INC. EMPLOYEES' SAVINGS PLAN

           Statements of Changes in Net Assets Available for Benefits
                 For the Years Ended December 31, 1997 and 1996

                                                                  1997              1996
                                                               -----------      -----------
Investment income:
    Net appreciation in fair value of investments (Note 2)     $    82,843      $    34,574
    Interest and dividends                                         129,342           46,378
                                                               -----------      -----------
                                                                   212,185           80,952
                                                               -----------      -----------

Contributions (Notes 1 and 4):
    Employer                                                        96,815           82,201
    Employee                                                       396,059          297,152
                                                               -----------      -----------
                                                                   492,874          379,353
                                                               -----------      -----------

Distributions to participants/beneficiaries                        (76,813)         (23,682)
                                                               -----------      -----------

Net increase                                                       628,246          436,623

Net assets available for benefits:
    Beginning of year                                              697,835          261,212
                                                               -----------      -----------

    End of year                                                $ 1,326,081      $   697,835
                                                               ===========      ===========


The accompanying notes are an integral part of the financial statements.

                     GADZOOKS, INC. EMPLOYEES' SAVINGS PLAN

                          Notes to Financial Statements
                           December 31, 1997 and 1996


Note 1 - Description of Plan

The following description of the Gadzooks, Inc. Employees' Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

Gadzooks, Inc. (the "Company") established the Plan effective January 1, 1995. The Plan is a defined contribution plan covering all employees of the Company who have one year of service (1000 hours) and are age twenty-one or older. The Plan is intended to constitute a qualified cash or deferred profit sharing plan within the meaning of Section 401(k) of the Internal Revenue Code of 1986. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employer contributions

Prior to 1997, the Company has made regular matching contributions to the account of each employee participating in the Plan in an amount equal to fifty percent of the salary reduction contributed by the employee, limited to a maximum elective contribution of 4% of the employee's annual salary. During 1997, the Board of Directors of the Company elected to increase the maximum employer matching contribution to fifty percent of 5% of the annual salary reduction contributed by the employee. If an employee should terminate from the Company prior to being 100% vested, the non-vested portion of the employer contribution would be forfeited. The forfeited portion of the contribution is applied to reduce the Company's total matching portion. The total amount of forfeitures for the years ended December 31, 1997 and 1996 are as follows:

                                                1997         1996
                                              --------     --------
Balances of employees' accounts withdrawn
     or forfeited                             $ 87,885     $ 28,015
Amounts disbursed                               76,813       23,682
                                              --------     --------
Balance applied to reduce Company's
     matching portion                         $ 11,072     $  4,333
                                              ========     ========

                     GADZOOKS, INC. EMPLOYEES' SAVINGS PLAN

                          Notes to Financial Statements
                           December 31, 1997 and 1996


Note 1 - Description of Plan (Continued)

Employee contributions

Participating employees may elect to contribute any amount not more than fifteen percent (15%) of their compensation to the Plan, subject to a limit on calendar year contributions set forth by the Internal Revenue Service (IRS). The limit was $9,500 per individual in 1997 and 1996. Withdrawals of employee contribution account balances are permitted only upon separation from service or in the case of hardship.

Administrative Expenses

All administrative expenses are borne by the Company and, as such, have not been included in the accompanying financial statements.

Participant accounts

Each participant's account is credited with the participant's contribution, the Company's contribution, and allocated investment earnings and losses.

Vesting

Participants are immediately 100% vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company's matching portion of a participant's account and the earnings thereon is based on years of service; participants are 100% vested after five years of service with the Company.

Participant loans

Participants may borrow from their fund accounts a minimum of $1,000 to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment funds from (to) the Loan Fund. Loan terms cannot exceed five years from the date the note was executed, unless the loan is for the purchase of a primary residence. Fees and expenses incurred in originating the loan will be paid by the qualified applicant, out of the proceeds of the loan. The loans are secured by the balance in the participant's account and bear interest at a reasonable rate commensurate with local prevailing rates as determined by the loan administrator. Principal and interest are paid ratably through biweekly payroll deductions.

Payment of benefits

Upon termination of service, a participant will receive a lump-sum amount equal to the value of his account determined in accordance with the Plan vesting procedures.

Plan termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their account balances.

Tax status

In October 1996, the Plan received a favorable determination that the Plan met the qualifications of Internal Revenue Code Section 401(a).

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the financial statements at, and during the reporting periods. Actual results could differ from these estimates.


Note 2 - Summary of Significant Accounting Policies

Basis of accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investments

Participants may elect to invest in any of five mutual funds. The funds and related investment objectives are as follows:

           Fidelity Advisor Equity Growth Fund - This fund seeks aggressive capital growth by investing primarily in common and preferred stock and securities convertible into the common stock of companies with above-average growth characteristics.

                     GADZOOKS, INC. EMPLOYEES' SAVINGS PLAN

                          Notes to Financial Statements
                           December 31, 1997 and 1996


Note 2 - Summary of Significant Accounting Policies (Continued)

Investments (continued)

           Stagecoach Balanced Fund - This fund invests in undervalued common stocks and fixed income securities to provide the most favorable combination of capital appreciation and current income.

           Stagecoach Money Market Fund - This fund seeks to provide current income while preserving principal by investing in high-quality money market instruments.

           Scudder Growth & Income Fund - This fund seeks growth of capital, current income, and growth of income by investing in dividend-paying common stocks, preferred stocks, and convertible securities with growth potential.

           Strong Government Securities Fund - This fund seeks current income by investing in fixed income securities issued or guaranteed by the U.S. government and its agencies or instrumentalities and in investment-grade corporate securities.

The number of participants invested in each fund at December 31 is as follows:

                                                                        Number of Participants
                                                                    -------------------------------
                               Name of Fund                             1997              1996
             -------------------------------------------------      -------------      ------------
             Fidelity Advisor Equity Growth Fund                         117                98
             Stagecoach Balanced Fund                                     83                73
             Stagecoach Money Market Fund                                 69                52
             Scudder Growth & Income Fund                                109                87
             Strong Government Securities Fund                            67                53

The investments of the Plan are stated at fair value and are based on quoted market prices as of the last trading day of the Plan year. Investment income is accrued as earned.

The realized gain or loss on sale of investments represents the difference between the asset's fair value at the end of the previous reporting period or acquisition cost, if the asset was acquired after the previous reporting, and the net proceeds of sales. The average cost method is used in determining the cost of securities sold. Realized gains by fund are as follows for the years ended December 31, 1997 and 1996:

                     GADZOOKS, INC. EMPLOYEES' SAVINGS PLAN

                          Notes to Financial Statements
                           December 31, 1997 and 1996


Note 2 - Summary of Significant Accounting Policies (Continued)

Investments (continued)

                                                  1997
                                   -----------------------------------
                                   Aggregate    Aggregate    Realized
         Fund                      Proceeds        Cost      Gain/Loss
                                   ---------    ---------    ---------
Fidelity Advisor Equity Growth     $  71,306    $  63,176    $   8,130
Stagecoach Balanced                   23,304       22,239        1,065
Stagecoach Money Market               26,773       26,773           --
Scudder Growth & Income               41,393       35,704        5,689
Strong Government Securities          14,655       14,608           47
Loan                                     777          777           --
                                   ---------    ---------    ---------

Realized gains                     $ 178,208    $ 163,277    $  14,931
                                   =========    =========    =========


                                                  1996
                                   -----------------------------------
                                   Aggregate    Aggregate    Realized
         Fund                      Proceeds        Cost      Gain/Loss
                                   ---------    ---------    ---------
Fidelity Advisor Equity Growth     $  25,757    $  23,883    $   1,874
Stagecoach Balanced                    3,447        3,348           99
Stagecoach Money Market               22,758       22,758           --
Scudder Growth & Income                6,447        5,966          481
Strong Government Securities           2,261        2,358          (97)
Loan                                     148          148           --
                                   ---------    ---------    ---------

Realized gains                     $  60,818    $  58,461    $   2,357
                                   =========    =========    =========

Unrealized appreciation or depreciation of investments represents the change in aggregate quoted market values during the period, except to the extent of gains or losses realized on investments sold during the period. Unrealized appreciation by fund was as follows for the years ended December 31, 1997 and 1996:

                     GADZOOKS, INC. EMPLOYEES' SAVINGS PLAN

                          Notes to Financial Statements
                           December 31, 1997 and 1996


Note 2 - Summary of Significant Accounting Policies (Continued)

Investments (continued)

           Fund                      1997          1996
------------------------------     --------      --------
Fidelity Advisor Equity Growth     $ 28,067      $ 18,509
Stagecoach Balanced                  (1,393)           --
Stagecoach Money Market                  --            --
Scudder Growth & Income              37,686        14,406
Strong Government Securities          3,552          (698)
                                   --------      --------

                                   $ 67,912      $ 32,217
                                   ========      ========

Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of amounts from the financial statements to Form 5500:

                                                      1997         1996
                                                    --------     --------
Contributions per the financial statements          $492,874     $379,353
Contributions receivable in the prior year                --        8,204
Excess contributions payable                          10,960       33,172
                                                    --------     --------

Contributions per Form 5500                         $503,834     $420,729
                                                    ========     ========


Benefits paid to participants per the financial
    statements                                      $ 76,813     $ 23,682
Excess contributions payable in prior year            33,172        6,133
                                                    --------     --------

Benefits paid to participants per Form 5500         $109,985     $ 29,815
                                                    ========     ========

                     GADZOOKS, INC. EMPLOYEES' SAVINGS PLAN

                          Notes to Financial Statements
                           December 31, 1997 and 1996


Note 3 - Information Certified to by the Trustee (Unaudited)

The following is a summary of unaudited information included in the Plan's financial statements and supplemental schedules that were prepared by the Plan trustee, Wells Fargo Bank (which acquired First Interstate Bank, former trustee), and furnished to the plan administrator. The plan administrator has received certification from the trustee that such information is complete and accurate.

                                                       December 31, 1997
                                        --------------------------------------------
                                         Number of                           Fair
                                           Units            Cost            Value
                                        ----------       ----------       ----------
Fidelity Advisor Equity Growth Fund         10,970       $  460,256       $  507,271
Stagecoach Balanced Fund                    16,366          200,851          201,467
Stagecoach Money Market Fund                79,666           79,666           79,666
Scudder Growth & Income Fund                14,676          347,086          401,104
Strong Government Securities Fund           13,336          139,167          143,358
Loan Fund                                    4,175            4,175            4,175
                                                         ----------       ----------
                                                         $1,231,201       $1,337,041
                                                         ==========       ==========

                                                       December 31, 1996
                                        --------------------------------------------
                                         Number of                           Fair
                                           Units            Cost            Value
                                        ----------       ----------       ----------
Fidelity Advisor Equity Growth Fund          6,707       $  258,209       $  281,775
Stagecoach Balanced Fund                    10,486          124,658          126,876
Stagecoach Money Market Fund                56,634           56,634           56,634
Scudder Growth & Income Fund                 8,075          169,377          187,601
Strong Government Securities Fund            7,335           76,117           76,869
Loan Fund                                    1,252            1,252            1,252
                                                         ----------       ----------
                                                         $  686,247       $  731,007
                                                         ==========       ==========

                     GADZOOKS, INC. EMPLOYEES' SAVINGS PLAN

                          Notes to Financial Statements
                           December 31, 1997 and 1996


Note 4 - Excess Contributions Payable

Contributions received from participants for the years ended December 31, 1997 and 1996 are net of payments of $10,960 and $33,172, made in March 1998 and 1997, respectively, to certain active participants to return to them excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan.


Note 5 - Subsequent Events

In November, 1997, the Board approved and adopted an individually-designed restatement of the Plan effective April 1, 1998 and will submit the Plan to the IRS as part of a request for a favorable determination letter during 1998. At the same time, the Board approved a change in Plan trustees.

                            GADZOOKS, INC. EMPLOYEES'
                                  SAVINGS PLAN

                          Notes to Financial Statements
                           December 31, 1997 and 1996

Note 6 - Participant Directed Investments

The following is the statement of net assets available for benefits by investment fund and the statement of changes in net assets available for benefits by investment fund for the years ended as follows:

Statement of Net Assets Available for Benefits:


                                                        12/31/97
                                               Participant Directed Funds
-----------------------------------------------------------------------------------------------------------------------------------
                                       Fidelity Advisor  Stagecoach   Stagecoach   Scudder Growth  Strong Gov.
                                         Equity Growth    Balanced   Money Market    & Income      Securities     Loan
                                             Fund           Fund        Fund           Fund          Fund         Fund      Total
                                       ----------------  ----------  ------------  --------------  -----------   ------  ----------
Assets

     Investments at fair value           $  507,271       $201,467     $79,666        $401,104      $143,358     $4,175  $1,337,041

     Receivables:

          Employer's contribution                --             --          --              --            --         --          --

          Employees' contribution                --             --          --              --            --         --          --

              Total receivables                  --             --          --              --            --         --          --
                                         ----------       --------     -------        --------      --------     ------  ----------
              Total assets                  507,271        201,467      79,666         401,104       143,358      4,175   1,337,041

Liability

          Excess contributions payable        5,426          1,370          88           3,857           219         --      10,960
                                         ----------       --------     -------        --------      --------     ------  ----------

Net assets available for benefits        $  501,845       $200,097     $79,578        $397,247      $143,139     $4,175  $1,326,081
                                         ==========       ========     =======        ========      ========     ======  ==========

                           GADZOOKS, INC. EMPLOYEES'
                                  SAVINGS PLAN

                          Notes to Financial Statements
                           December 31, 1997 and 1996

Note 6 - Participant Directed Investments (continued)


Statement of Net Assets Available for Benefits:


                                                          12/31/96
                                                 Participant Directed Funds
---------------------------------------------------------------------------------------------------------------------------------
                                     Fidelity Advisor Stagecoach   Stagecoach Scudder Growth Strong Gov.
                                       Equity Growth   Balanced   Money Market  & Income     Securities      Loan
                                           Fund          Fund         Fund        Fund          Fund         Fund          Total
                                     ---------------- ----------  ------------  ------------ ----------   ----------   ----------
Assets

     Investments at fair value           $  281,775   $  126,876   $   56,634   $  187,601   $   76,869   $    1,252   $  731,007
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------

     Receivables:

          Employer's contribution                --           --           --           --           --           --           --

          Employees' contribution                --           --           --           --           --           --           --
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------

              Total receivables                  --           --           --           --           --           --           --
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------

              Total assets                  281,775      126,876       56,634      187,601       76,869        1,252      731,007


Liability

          Excess contributions payable       10,084        7,198        2,753        9,853        3,284           --       33,172
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------

Net assets available for benefits        $  271,691   $  119,678   $   53,881   $  177,748   $   73,585   $    1,252   $  697,835
                                         ==========   ==========   ==========   ==========   ==========   ==========   ==========

                            GADZOOKS, INC. EMPLOYEES'
                                  SAVINGS PLAN

                          Notes to Financial Statements
                           December 31, 1997 and 1996

Note 6 - Participant Directed Investments (continued)


Statement of Changes in Net Assets Available for Benefits:


                                                     12/31/97
                                            Participant Directed Funds
----------------------------------------------------------------------------------------------------------------------------------
                                 Fidelity Advisor  Stagecoach   Stagecoach  Scudder Growth   Strong Gov.
                                   Equity Growth    Balanced   Money Market   & Income       Securities      Loan
                                        Fund           Fund         Fund        Fund            Fund         Fund         Total
                                 ---------------- -----------  ------------  ------------   -----------   -----------  -----------
Investment income:
     Net appreciation in fair
       value of investments         $    36,197   $      (327)  $        --   $    43,376   $     3,597   $        --  $    82,843
     Interest and dividends              55,045        28,132         3,194        36,252         6,719            --      129,342
                                    -----------   -----------   -----------   -----------   -----------   -----------  -----------

                                         91,242        27,805         3,194        79,628        10,316            --      212,185
                                    -----------   -----------   -----------   -----------   -----------   -----------  -----------

Contributions:
     Employer                            29,356        14,729         9,156        26,963        16,611            --       96,815
     Employee                           158,780        52,851        25,620       108,859        49,949            --      396,059
                                    -----------   -----------   -----------   -----------   -----------   -----------  -----------

                                        188,136        67,580        34,776       135,822        66,560            --      492,874
                                    -----------   -----------   -----------   -----------   -----------   -----------  -----------

Interfund transfers                     (19,542)       (6,725)       (2,304)       27,214        (1,566)        2,923           --
                                    -----------   -----------   -----------   -----------   -----------   -----------  -----------

Distributions:
     Participants/beneficiaries         (29,682)       (8,241)       (9,969)      (23,165)       (5,756)           --      (76,813)
                                    -----------   -----------   -----------   -----------   -----------   -----------  -----------

Net increase in net assets
 available for benefits                 230,154        80,419        25,697       219,499        69,554         2,923      628,246

Net assets available for benefits:

     Beginning of year                  271,691       119,678        53,881       177,748        73,585         1,252      697,835
                                    -----------   -----------   -----------   -----------   -----------   -----------  -----------

     End of year                    $   501,845   $   200,097   $    79,578   $   397,247   $   143,139   $     4,175  $ 1,326,081
                                    ===========   ===========   ===========   ===========   ===========   ===========  ===========

                            GADZOOKS, INC. EMPLOYEES'
                                  SAVINGS PLAN

                         Notes to Financial Statements
                           December 31, 1997 and 1996


Note 6 - Participant Directed Investments (continued)

Statement of Changes in Net Assets Available for Benefits:


                                                           12/31/96
                                                  Participant Directed Funds
----------------------------------------------------------------------------------------------------------------------------------
                                 Fidelity Advisor  Stagecoach   Stagecoach  Scudder Growth   Strong Gov.
                                   Equity Growth    Balanced   Money Market   & Income       Securities      Loan
                                        Fund           Fund         Fund        Fund            Fund         Fund         Total
                                 ---------------- -----------  ------------  ------------   -----------   -----------  -----------
Investment income:
     Net appreciation in fair
      value of investments          $    20,382   $       100   $        --   $    14,887   $      (795)  $        --  $    34,574
     Interest and dividends              14,584        14,460         2,529        11,639         3,166            --       46,378
                                    -----------   -----------   -----------   -----------   -----------   -----------  -----------

                                         34,966        14,560         2,529        26,526         2,371            --       80,952
                                    -----------   -----------   -----------   -----------   -----------   -----------  -----------

Contributions:
     Employer                            29,816        12,773         8,901        20,545        10,166            --       82,201
     Employee                           116,617        47,321        24,581        78,252        30,381            --      297,152
                                    -----------   -----------   -----------   -----------   -----------   -----------  -----------

                                        146,433        60,094        33,482        98,797        40,547            --      379,353
                                    -----------   -----------   -----------   -----------   -----------   -----------  -----------

Interfund transfers                      (1,176)       (1,318)       (3,099)        4,989          (648)        1,252           --
                                    -----------   -----------   -----------   -----------   -----------   -----------  -----------

Distributions:
     Participants/beneficiaries          (7,992)       (1,340)       (9,531)       (3,884)         (935)           --      (23,682)
                                    -----------   -----------   -----------   -----------   -----------   -----------  -----------

Net increase in net assets
 available for benefits                 172,231        71,996        23,381       126,428        41,335         1,252      436,623

Net assets available for benefits:

     Beginning of year                   99,460        47,682        30,500        51,320        32,250            --      261,212
                                    -----------   -----------   -----------   -----------   -----------   -----------  -----------

     End of year                    $   271,691   $   119,678   $    53,881   $   177,748   $    73,585   $     1,252  $   697,835
                                    ===========   ===========   ===========   ===========   ===========   ===========  ===========

                     GADZOOKS, INC. EMPLOYEES' SAVINGS PLAN

                             Form 5500 - Item 27(a)
                Schedule of Assets Held for Investment Purposes
                      For the Year Ended December 31, 1997


EIN:  74-2261048                                                        PN: 001

                                                                                                               (e)
                       (b)                                (c)                           (d)                  Current
 (a)            Identity of Issue             Description of Investments                Cost                  Value
------     -----------------------------     ------------------------------      ----------------       ----------------
           Fidelity Advisor                  Equity Growth Fund                  $        460,256       $        507,271

           Stagecoach                        Balanced Fund                                200,851                201,467

           Stagecoach                        Money Market Fund                             79,666                 79,666

           Scudder                           Growth & Income Fund                         347,086                401,104

           Strong                            Government Securities Fund                   139,167                143,358

           Loan Fund                         8 - 10%                                            -                  4,175
                                                                                 ----------------       ----------------

           Total                                                                 $      1,227,026       $      1,337,041
                                                                                 ================       ================

                     GADZOOKS, INC. EMPLOYEES' SAVINGS PLAN

                             Form 5500 - Item 27(d)
                       Schedule of Reportable Transactions
                      For the Year Ended December 31, 1997

EIN:  74-2261048                                                       PN: 001

                                                                   (c)                  (d)                 (i)
                                 (b)                            Purchase              Selling             Net Gain
  (a)                    Description of Asset                     Price                Price               (Loss)
---------     -------------------------------------------   ---------------       -------------       --------------
              Fidelity Advisor Equity Growth                $        58,559       $      71,306       $       12,747

              Fidelity Advisor Equity Growth                        260,605                   -                    -

              Stagecoach Balanced Fund                               98,222                   -                    -

              Stagecoach Money Market Fund                           49,805                   -                    -

              Scudder Growth & Income Fund                          211,520                   -                    -

              Strong Government Securities Fund                      77,545                   -                    -


                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                   Gadzooks, Inc. Employees' Savings Plan


Date:    December 1, 1998          By:  /s/ GERALD R. SZCZEPANSKI
                                        ----------------------------------------
                                        Gerald R. Szczepanski
                                        Member of Administrative Committee


                                   By:  /s/ MONTY R. STANDIFER
                                        ---------------------------------------
                                        Monty R. Standifer
                                        Member of Administrative Committee


                                   By:
                                        ---------------------------------------
                                        Steve Puterbaugh
                                        Member of Administrative Committee

                                    EXHIBIT 1


                         CONSENT OF INDEPENDENT AUDITORS


We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Gadzooks, Inc. Employees' Savings Plan of our report, dated June 16, 1998, with respect to the financial statements and schedules of the Gadzooks, Inc. Employees' Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1997.



                                         /s/ TRAVIS, WOLFF & COMPANY, L.L.P.
                                         ---------------------------------------
                                             TRAVIS, WOLFF & COMPANY, L.L.P.


Dallas, Texas
November 20, 1998